Media release

Unaxis Holding Inc. RECEIVED 082-34643

2007 JUL 30 A 11:15

Industry/Plant Engineering/Solar Energy. OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

CMC orders turnkey 40 MWp production plant for thin film solar modules

Oerlikon Solar lands another major order

PROCESSED AUG 01 2007 THOMSON FINANCIAL

- **World's first end-to-end thin film solar production solution**
- **40 MWp annual production**
- **First major order in Asia (Taiwan)**
- **Option of upgrading to next Oerlikon technology generation of "Micromorph Tandem"**

Trübbach/SG, 26 July 2007– **Oerlikon Solar announced it has signed a contract with CMC (Taiwan) for the supply of a 40 MWp thin film solar cell production plant. With this order a further respected company commits itself to the technology of the thin film solar global market leader. First components will be shipped this year and start of production is planned for mid 2008. "With this major order, we will be the world's first company to supply a fully automated production line for thin film solar modules with integrated test systems," explains Dr Uwe Krüger CEO of Oerlikon. The contract also includes the option to enlarge capacity and upgrading to Oerlikon´s next technology generation of Micromoph Tandem.**

The modern Oerlikon Solar high-tech production line enables the manufacture of silicon thin film modules at an expected annual output of approximately 40MWp. The turnkey end-to-end plant embraces the entire production process from glass purification to testing of the finished solar modules. Also included in the contract is a service package for commissioning the process equipment and for getting production up to speed. A new feature of the supply deal is implementation of the entire metrology system for quality control, the "back end" of module production as well as the recently released TCO technology.

This innovative TCO layers play a central role in thin film solar modules of silicon for two reasons. Firstly, they have to show exceptional electrical conductivity in order to transport

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OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

 the solar electricity with as little resistance as possible; secondly, this film traps the light and passes it through the photoactive silicon layer. The optical absorption of the TCO layer must be low, the so-called light-trapping potential as high as possible. Ultimately, these factors determine the performance of the solar modules and directly reduce the cost per watt peak. Until now, there has been no supplier of a TCO plant on the global market. This means that Oerlikon Solar has reached a further important milestone in the development of its product portfolio according to plan and continues to build on its leading market position.

As a long-term customer, CMC is fully aware and has appreciated Oerlikon's outstanding quality and know-how for many years. "In our opinion, Oerlikon Solar is the absolute leader in thin film solar technology and at present is the only supplier of mature production plants for thin film solar modules. Our decision was therefore clear – we are going with the market and technology leader," explains Bob Wang, Chairman of CMC.

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Jürg Steinmann OC Oerlikon Balzers Ltd., Solar Phone +423 388 45 15 Fax +423 388 54 21 juerg.steinmann@oerlikon.com www.oerlikon.com/solar

About Oerlikon Solar

Oerlikon Solar offers cost-effective, field proven solutions for the mass production of Thin Film Silicon Solar Modules. These fully automated, modular end-to-end manufacturing solutions are focused on reducing device cost and maximizing productivity. They are available as modular end-to-end solutions with metrology and upgradeability in throughput and process technology.

Oerlikon Solar has developed a unique and innovative technology based on its leadership in thin film technology and in close cooperation with its customers. An in-house pilot line allows producing, testing and optimizing the solar modules in full production size.

Oerlikon Solar, headquartered in Truebbach, Switzerland, with an R&D Lab in Neuchâtel, employs 160 individuals. Global customer support and training are provided through sales and service centers in the United States, Europe and Asia.

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

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